

February 2, 2011

Greg Goff
Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

  Re: **Tesoro Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 1, 2010
     Current Report on Form 8-K
     Filed January 18, 2011
     File No. 1-03473

Dear Mr. Goff:

  We have reviewed your filings and letter dated December 29, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note your response to comment 2 in our letter dated December 1, 2010. Please revise your disclosure to quantify the resources that will be available to you from the spill response organizations in the event of a spill. We further note, as disclosed in the first paragraph on page 13 of your annual report on Form 10-K, that you also maintain your own "spill-response capability." Please revise your disclosure to discuss and quantify the resources you have reserved, or would be able to use, under your own spill-response plans.

2. We note that in your responses to comments 3, 4 and 5 in our letter dated December 1, 2010, you have undertaken to provide revised disclosure in your 2010 Form 10-K. In

connection with each such comment, please provide a sample of the disclosure that you propose to include.

Form 8-K filed January 18, 2011

3.   We note your disclosure regarding the Tesoro Corporation Executive Severance and Change in Control Plan. Please provide your analysis regarding whether you have provided all disclosure required by Item 5.02(e) of Form 8-K. In that regard, it does not appear that you have provided a brief description of all material terms and conditions of the plan, and the amounts payable to the relevant officers under the plan.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director